As filed with the Securities and Exchange Commission on November 4, 2014

REGISTRATION NO. 333-197619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIBERTY BROADBAND CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	6719	47-1211994
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification code number)	(I.R.S. Employer Identification No.)

12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard N. Baer

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112
(720) 875-5700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to: Renee L. Wilm Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2503

Approximate date of commencement of proposed sale to the public:  As soon as practicable after all conditions to the transaction registered hereby have been satisfied or waived, as applicable.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☒ Registration Number: 333-197619

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 amends the Registration Statement on Form S-1 of Liberty Broadband Corporation (the “Registrant”) (Registration No. 333-197619), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “Commission”) on October 24, 2014 (the “Effective Date”).

At 5:00 p.m. New York City time, today, Liberty Media Corporation (“Liberty”), the current parent company of the Registrant, will effect a dividend pursuant to which 100% of the shares of the Registrant will be distributed to holders of Liberty’s common stock (the “Dividend”).  Holders of Liberty’s Series A common stock will receive one-fourth of a share of the Registrant’s Series A common stock for each share of Liberty’s Series A common stock held by them as of 5:00 p.m., New York City time, on October 29, 2014 (the “record date”), holders of Liberty’s Series B common stock will receive one-fourth of a share of the Registrant’s Series B common stock for each share of Liberty’s Series B common stock held by them on the record date, and holders of Liberty’s Series C common stock will receive one-fourth of a share of the Registrant’s Series C common stock for each share of Liberty’s Series C common stock held by them on the record date.  Immediately following the Dividend, the Registrant will be separated from Liberty and become a separate publicly traded company.

This Post-Effective Amendment No. 1 is being filed for the purposes of (i) replacing Exhibit 8.1: Form of Opinion of Skadden, Arps, Slate, Meagher, & Flom LLP regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1., (ii) replacing Exhibit 10.2: Form of Liberty Broadband Corporation Transitional Stock Adjustment Plan, previously filed with the Registration Statement, which has been updated since the Effective Date and (iii) filing Exhibit 4.4: Form of Margin Loan Agreements (previously listed as Exhibit 10.13). The Registration Statement is hereby amended, as appropriate, to reflect the replacement or filing, as applicable, of such exhibits.

Item 16.   Exhibits And Financial Statement Schedules.

(a) Exhibits. The following is a complete list of Exhibits filed as part of this registration statement.

Exhibit Number	Exhibit Description
2.1	Form of Reorganization Agreement by and between Liberty Media Corporation and the Registrant.*
3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Spin-Off.*
3.2	Form of Bylaws of the Registrant to be in effect at the time of the Spin-Off.*
4.1	Specimen Certificate for shares of Series A Common Stock, par value $.01 per share, of the Registrant.*
4.2	Specimen Certificate for shares of Series B Common Stock, par value $.01 per share, of the Registrant.*
4.3	Specimen Certificate for shares of Series C Common Stock, par value $.01 per share, of the Registrant.*
4.4	Form of Margin Loan Agreements.
5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.*
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.
10.1	Form of Liberty Broadband Corporation 2014 Omnibus Incentive Plan.*
10.2	Form of Liberty Broadband Corporation Transitional Stock Adjustment Plan.
10.3

Charter Communications, Inc. Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed with the Securities and Exchange Commission on May 5, 2013).

10.4

Voting Agreement dated as of April 25, 2014 between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).

10.5

Assignment and Assumption Agreement, dated as of October 2, 2014, by and among Comcast Corporation, Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(e) to Amendment No. 3 to Liberty Media Corporation’s Schedule 13D in respect of Class A common stock of Charter Communications, Inc., filed with the Securities Exchange Commission on October 10, 2014).

10.6

Side Letter, dated as of April 25, 2014, from Charter Communications, Inc. to, and acknowledged by, Liberty Media Corporation (incorporated by reference to Exhibit 7(c) to Amendment No. 1 to Liberty Media Corporation’s Schedule 13D in respect of Class A common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on April 29, 2014).

10.7

Amendment to the Charter Stockholders Agreement dated as of September 29, 2014 (incorporated by reference to Exhibit 7(d) to Amendment No. 3 to Liberty Media Corporation’s Schedule 13D in respect of Class A common stock of Charter Communications, Inc., filed with the Securities Exchange Commission on October 10, 2014).

10.8	Form of Tax Sharing Agreement by and between the Registrant and Liberty Media Corporation.*
10.9	Form of Services Agreement by and between the Registrant and Liberty Media Corporation.*
10.10	Form of Facilities Sharing Agreement by and between the Registrant, Liberty Media Corporation and Liberty Property Holdings, Inc.*
10.11	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.*
10.12	Forms of Aircraft Time Sharing Agreements.*
21.1	List of Subsidiaries.*
23.1	Consent of KPMG LLP.*
23.2	Consent of KPMG LLP.*
23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)*
24.1	Power of Attorney.*
99.1	Executive and Director Compensation Information, extracted from the 2014 annual meeting proxy statements of Liberty Media Corporation and Liberty Interactive Corporation.*

* Previously filed.

(b) Financial Statement Schedules.

(b)(1)              Financial Statements

Previously included in pre-effective Amendment No. 3 to the Registration Statement:

Condensed Combined Statements of Cash Flows, Six months ended June 30, 2014 and June 30, 2013	F-38

Condensed Combined Statements of Equity, Six months ended June 30, 2014	F-39

Notes to Condensed Combined Financial Statements, June 30, 2014	F-40

Charter Communications, Inc.:

Report of Independent Registered Public Accounting Firm	F-55

Charter Communications, Inc. And Subsidiaries Consolidated Balance Sheets, December 31, 2013 And 2012	F-56

Charter Communications, Inc. And Subsidiaries Consolidated Statements Of Operations, Years ended December 31, 2013, 2012 And 2011	F-57

Charter Communications, Inc. And Subsidiaries Consolidated Statements Of Comprehensive Loss, Years ended December 31, 2013, 2012 And 2011	F-58

Charter Communications, Inc. And Subsidiaries Consolidated Statements Of Changes In Shareholders’ Equity, Years ended December 31, 2013, 2012 And 2011	F-59

Charter Communications, Inc. And Subsidiaries Consolidated Statements Of Cash Flows, Years ended December 31, 2013, 2012 And 2011	F-60

Notes to Consolidated Financial Statements, December 31, 2013, 2012 and 2011	F-61

(b)(2)                  Financial Statement Schedules

All schedules have been omitted because they are not applicable, not material or the required information is set forth in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Englewood, state of Colorado, on November 4, 2014.

LIBERTY BROADBAND CORPORATION

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

*	Director, President and Chief Executive Officer (Principal Executive Officer)	*
Gregory B. Maffei

*	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	*
Christopher W. Shean

*	Director, Senior Vice President and General Counsel	*
Richard N. Baer

*By:	/s/ Richard N. Baer	November 4, 2014
Richard N. Baer
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Form of Reorganization Agreement by and between Liberty Media Corporation and the Registrant.*
3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Spin-Off.*
3.2	Form of Bylaws of the Registrant to be in effect at the time of the Spin-Off.*
4.1	Specimen Certificate for shares of Series A Common Stock, par value $.01 per share, of the Registrant.*
4.2	Specimen Certificate for shares of Series B Common Stock, par value $.01 per share, of the Registrant.*
4.3	Specimen Certificate for shares of Series C Common Stock, par value $.01 per share, of the Registrant.*
4.4	Form of Margin Loan Agreements.
5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.*
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.
10.1	Form of Liberty Broadband Corporation 2014 Omnibus Incentive Plan.*
10.2	Form of Liberty Broadband Corporation Transitional Stock Adjustment Plan.
10.3

Charter Communications, Inc. Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed with the Securities and Exchange Commission on May 5, 2013).

10.4

Voting Agreement dated as of April 25, 2014 between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).

10.5

Assignment and Assumption Agreement, dated as of October 2, 2014, by and among Comcast Corporation, Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(e) to Amendment No. 3 to Liberty Media Corporation’s Schedule 13D in respect of Class A common stock of Charter Communications, Inc., filed with the Securities Exchange Commission on October 10, 2014).

10.6

Side Letter, dated as of April 25, 2014, from Charter Communications, Inc. to, and acknowledged by, Liberty Media Corporation (incorporated by reference to Exhibit 7(c) to Amendment No. 1 to Liberty Media Corporation’s Schedule 13D in respect of Class A common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on April 29, 2014).

10.7

Amendment to the Charter Stockholders Agreement dated as of September 29, 2014 (incorporated by reference to Exhibit 7(d) to Amendment No. 3 to Liberty Media Corporation’s Schedule 13D in respect of Class A common stock of Charter Communications, Inc., filed with the Securities Exchange Commission on October 10, 2014).

10.8	Form of Tax Sharing Agreement by and between the Registrant and Liberty Media Corporation.*
10.9	Form of Services Agreement by and between the Registrant and Liberty Media Corporation.*
10.10	Form of Facilities Sharing Agreement by and between the Registrant, Liberty Media Corporation and Liberty Property Holdings, Inc.*
10.11	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.*
10.12	Forms of Aircraft Time Sharing Agreements.*
21.1	List of Subsidiaries.*
23.1	Consent of KPMG LLP.*
23.2	Consent of KPMG LLP.*
23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)*
24.1	Power of Attorney.*
99.1	Executive and Director Compensation Information, extracted from the 2014 annual meeting proxy statements of Liberty Media Corporation and Liberty Interactive Corporation.*

* Previously filed.